UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Forte Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34962G109

(CUSIP Number)

March 30, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 34962G109
1.	Names of Reporting Persons JEC II Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,141,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,141,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,141,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.43%*
12.	Type of Reporting Person (See Instructions) OO

(*)	All percentages calculated in this Schedule 13G are based upon an aggregate 21,007,069 shares of common stock outstanding as of March 24, 2023, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on March 31, 2023.

CUSIP No. 34962G109
1.	Names of Reporting Persons Michael Torok
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,141,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,141,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,141,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.43%*
12.	Type of Reporting Person (See Instructions) IN

(*)	All percentages calculated in this Schedule 13G are based upon an aggregate 21,007,069 shares of common stock outstanding as of March 24, 2023, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on March 31, 2023.

The following constitutes the Schedule 13G filed by the undersigned (the “Schedule 13G”).

Item 1(a). Name of Issuer.

Forte Biosciences, Inc., a Delaware corporation (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 3060 Pegasus Park Drive, Building 6, Dallas, Texas 75247.

Item 2(a). Name of Person Filing.

This statement is filed by:

(i)	JEC II Associates, LLC, a Delaware limited liability company (“JEC II”), with respect to the shares of Common Stock directly and beneficially owned by it; and

(ii)	Michael Torok (“Mr. Torok”), who, as the Manager of JEC II, may be deemed to beneficially own the shares of Common Stock held by JEC II.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 7. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13G.

Item 2(b). Address of Principal Business Office or, if None, Residence.

The principal business address of each of JEC II and Mr. Torok is 68 Mazzeo Drive, Randolph, Massachusetts 02368.

Item 2(c). Citizenship.

Mr. Torok is a citizen of the United States of America.

Item 2(d). Title of Class of Securities.

Common stock, par value $0.001 per share (the “Common Stock”), of the Issuer.

Item 2(e). CUSIP No.

34962G109

Item 3.   If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________

Item 4.  Ownership.

I.	JEC II

(a)	Amount Beneficially Owned:

As of the date hereof, JEC II beneficially owns 1,141,000 shares of Common Stock, which are owned directly.

(b)	Percent of Class:

Approximately 5.43%

(c)	Number of Shares as to which the Person has:

(i)	Sole power to vote or to direct the vote: 1,141,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,141,000

(iv)	Shared power to dispose or to direct the disposition of: 0

II.	Mr. Torok

(a)	Amount Beneficially Owned:

As of the date hereof, Mr. Torok beneficially owns 1,141,000 shares of Common Stock, of which 0 shares are owned directly. As the Manager of JEC II, Mr. Torok may be deemed to beneficially own the 1,141,000 shares owned directly by JEC II. Mr. Torok disclaims beneficial ownership of the shares of Common Stock that he does not directly own.

(b)	Percent of Class:

Approximately 5.43%

(c)	Number of Shares as to which the Person has:

(i)	Sole power to vote or to direct the vote: 1,141,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,141,000

(iv)	Shared power to dispose or to direct the disposition of: 0

The percentage of the shares of Common Stock owned by each person named herein is based upon an aggregate 21,007,069 shares of common stock outstanding as of March 24, 2023, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on March 31, 2023.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See response to Item 4.

On April 10, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13G with respect to the Common Stock of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2023

JEC II Associates, LLC

By: /s/ Michael Torok
Name:	Michael Torok
Title:	Manager

/s/ Michael Torok
Michael Torok